

November 18, 2011

<u>Via U.S. Mail</u>
Li Deng Ke
President and Chief Executive Officer
Nepia, Inc.
Tian Bei West Road
Yung Guang Tian Di Ming Xing
Ge, Unit 1503, Shenzhen, People's Republic of China

> **Re:** **Nepia, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 11, 2011**
> **File No. 333-173699**

Dear Mr. Ke:

We have reviewed the amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>If we are considered a "resident enterprise" for PRC enterprise income tax purposes…, page 14</u>

1. Please disclose the specific tax consequences to you and your non-PRC shareholders if you are considered a resident enterprise for PRC enterprise income tax purposes.

<u>Market for Common Equity . . . , page 39</u>

2. Please provide the information required by Item 201(a)(2)(ii) of Regulation S-K about the sale of securities in reliance on Rule 144 and clarify that because you are a shell company the provisions of Rule 144(i) limit the ability of your shareholders to rely on Rule 144.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey L. McKoy at (202) 551-3772 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly at (202) 551-3728 or Dietrich A. King at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Pamela A. Long
Assistant Director

cc: David S. Jennings, Esq.